

December 20, 2023

Matthew Schatzman
Chief Executive Officer
NextDecade Corporation
1000 Louisiana Street, Suite 3900
Houston, TX 77002

> **Re: NextDecade Corporation**
> **Registration Statement on Form S-3**
> **Filed December 13, 2023**
> **File No. 333-276025**

Dear Matthew Schatzman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cheryl Brown at 202-551-3905 or Daniel Morris at 202-551-3314 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Ryan Maierson, Esq.